TIMOTHY L. LAFREY 512.499.6296/fax: 512.703.1111 tlafrey@akingump.com

October 16, 2006

VIA EDGAR (copy by overnight courier)

Office of the Chief Counsel

Division of Corporation Finance

Attn: Amanda McManus, esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Physicians Service Group, Inc.
American Physicians Insurance Exchange
Registration Statement on Form S-4
Filed August 31, 2006
Registration No. 333-137012

Dear Ms. McManus:

On behalf of our client, American Physicians Service Group, Inc. (“APSG”), we are responding by this letter to the Staff’s comments to APSG by its letter dated October 2, 2006 relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We are also filing Amendment No. 1 to the Registration Statement (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

General

1.	We understand that APIC now intends to register the shares to be issued in the conversion, rather than relying on an exemption from registration. Please revise the registration statement to reflect the registration of the APIC shares and name APIC as a co-registrant. Also, please tell us how APIC will comply with its obligation to file periodic reports under Section 15(d) of the Exchange Act.

We have discussed this comment with the Staff and the Amendment contains the requested revisions to reflect the registration of the APIC shares and name APIC as a co-registrant, including the additional applicable exhibits. Based on discussions with staff, we have provided for American Physicians Insurance Exchange, on its own behalf and as predecessor-in-interest of APIC upon conversion, to sign the Amendment. In this regard, we have added an undertaking in Part II that the registrants will file a post-effective amendment promptly upon conversion to have APIC adopt the registration statement. We confirm the registrants’ obligation to file such post-effective amendment.

300 West Sixth Street, Suite 2100 / Austin, Texas 78701-3911 / 512.499.6200 / fax: 512.499.6290 / akingump.com

Securities and Exchange Commission

October 16, 2006

We have discussed with the Staff our intention to seek relief from the requirements that APIC be required to file periodic reports under Section 15(d) of the Exchange Act. We believe that ample authority exists for APIC to obtain this relief and we provided a summary of our reasoning to the Staff on October 4, 2006. It is our intention to coordinate the form and timing of our request for relief with the Staff. If it is ultimately determined that such relief is unavailable, APIC will file periodic reports as required until the reporting obligation can be suspended under applicable Exchange Act rules.

2.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all the presentations made by the financial advisors.

We forwarded these materials to the Staff on October 5, 2006.

3.	Please clarify throughout, if true, that the holders of refundable deposit certificates representing unpaid surplus contributions will not have an opportunity to vote on the conversion and exchange and will have no appraisal rights.

In response to the Staff’s comment, in addition to the language on pages 6 and 18 addressing dissenters’ rights of appraisal, we have added language clarifying that APIE policyholders and holders of refundable deposit certificates representing unpaid surplus contributions will not be entitled to any dissenters’ rights of appraisal under applicable Texas law, nor will holders of refundable deposit certificates representing unpaid surplus contributions who are not subscribers have an opportunity to vote on the conversion and merger. Please see the cover page and pages 3, 16, 98, 100, 101 and 121 of the Amendment.

4.	Please confirm that you will disclose a range of the number of shares that could be issued in the merger.

We have supplemented our discussion of the exchange ratio and the factors affecting the number of APSG common shares and APSG Series A redeemable preferred shares to be received as a result of the conversion and merger. We also added tables disclosing possible ranges of APSG common shares that may be issued in the merger depending on various selected exchange ratios. The tables assume that the market price of APSG common shares, at the effective time of the merger, will not be more than 25% higher or lower than $14.28, the average closing market price of APSG common stock for the twenty consecutive trading days ending June 6, 2006, the day before APSG filed an announcement on Form 8-K announcing the merger. We have also disclosed that it is not possible to calculate the absolute maximum or minimum of APSG shares

Securities and Exchange Commission

October 16, 2006

that could be issued because, even if the closing market price of APSG common stock is more than 25% higher or lower than $14.28, the parties do not have to terminate the transactions. Please see the cover page and pages 121 and 142 of the Amendment.

5.	Please discuss when you will know the current value of the payments that the Texas Department of Insurance determines that APIC must make with respect to the redemption features of the APIC Series A redeemable preferred stock. If you will not know this amount before the effective date of this registration statement, please disclose how you will make the information available to stock holders and policy holders.

The Plan of Conversion and Merger Agreement contemplate that the current value will be equal to the net present value of the payments that must be made by APSG to comply with the mandatory redemption features of the Series A redeemable preferred stock issued in exchange for the APIE refundable deposit certificates determined on the basis of a constant discount rate of 5.35%. The Texas Department of Insurance has not advised APIE or APSG whether they will approve this methodology.

In response to the Staff’s comment, we have added discussion indicating that, since payments on the refundable surplus are currently made only in limited circumstances, the discounted present value of the outstanding balance of unreturned surplus on APIE’s books as of the closing date of the conversion is not expected to vary materially from $9,212,000, which is the amount determined in accordance with the Plan of Conversion and Merger Agreement based on the outstanding balance of unreturned surplus on APIE’s books as of June 30, 2006 of $10,328,000. Therefore, we expect that the current value will be either exactly or close to $9,212,000. Please see pages 121 and 142 of the Amendment.

6.	Please revise the forepart of the registration statement to include disclosure regarding the parties’ ability to terminate the merger agreement if the market price of your common stock is more than 25% higher or lower than $14.28. This discussion should include:

•	A description of the rights of each party to terminate the agreement.

•	Each parties’ intention regarding resolicitation if such termination rights are triggered and a discussion of the respective boards’ fiduciary duties to their shareholders with respect to such decision, including the factors the board will consider in deciding whether to exercise termination rights.

Securities and Exchange Commission

October 16, 2006

•	An example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

•	An illustrative table using a reasonable range of prices of the APSG’s securities with columns indicating the respective exchange ratios and other relevant information.

•	The time period anticipated between voting and closing.

•	A toll-free number that shareholders can call before the polls close to find out the exact number of shares to be issued on a per share basis.

In response to the Staff’s comments, we have added discussion including this information to the forepart of the registration statement.

Registration Statement Facing Page

7.	Please revise the fee table to include actual dollar amounts in the column titled “Proposed Maximum Aggregate Offering Price.”

In response to the Staff’s comment, we have revised the fee table to include actual dollar amounts.

Prospectus Cover Page

8.	Please explain the references to “exchange notes” in the legend at the top of the cover page.

The reference to “exchange notes” was incorrect and we have corrected this to now say “securities.” Please see the prospectus cover page.

9.	If true, please disclose that the actual value of the merger consideration and the number of shares to be issued will not be determined prior to the time that stockholders and policy holders will vote on the proposals. Clearly state that the actual amounts may differ from the examples provided in the registration statement.

In response to the Staff’s comments, we have added these disclosures to the forepart of the registration statement.

Securities and Exchange Commission

October 16, 2006

Questions and Answers about the Conversion and Merger, page 1

Why are APSG and APIE proposing the merger?, page 1

10.	Please balance your discussion of the expected benefits of the merger with a brief summary of the most significant anticipated risks related to the merger.

We have expanded the discussion of expected benefits of the merger to also discuss the most significant anticipated risks from the standpoint of each of APSG and APIE and to emphasize that there are risks inherent in the combination. We have also retained the specific question concerning risks in the merger in the Questions and Answers section. Please see pages 1-3 of the Amendment.

11.	Please revise the second bullet point under each answer to explain how APSG/APIC “will be much stronger together.” Further, please revise the final bullet point under this heading to explain who the “eligible policyholders” are.

In response to the Staff’s comments, we have revised the second bullet point under “APSG Positive Merger Attributes” and the second bullet point under “APIE Positive Merger Attributes.” We have also revised the final bullet point (“Fairness”) under “APIE Positive Merger Attributes” to explain which APIE policyholders will receive consideration pursuant to the conversion and merger. Please see pages 1-2 of the Amendment.

Are the conversion and merger taxable?, page 4

12.	Please revise your disclosure in the second sentence to clarify, if true, that the exchange of APSG preferred stock for APIC preferred stock will not be a separately taxable event, but that the original receipt of APIC preferred stock may be taxable. Also, please disclose that you have received a qualified opinion of counsel relating to the tax consequences of the conversion and the merger.

It is true that the exchange of APSG preferred stock for APIC preferred stock should not be a separately taxable event and we have modified the disclosures accordingly. We have also supplemented this section to disclose the receipt of a qualified opinion from Deloitte Tax LLP. Please see page 6 of the Amendment.

Securities and Exchange Commission

October 16, 2006

Cautionary Statement Concerning Forward Looking Statement, page 6

13.	Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by, among other things, an issuer that is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Accordingly, please revise to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are applicable to statements made by APIE.

In response to the Staff’s comment, we have revised this section to eliminate this implication. Please see pages 8-9 of the Amendment.

Summary, page 8

14.	Please include a summary section describing any special benefits to affiliates resulting from the conversion and/or merger.

We have discussed this comment with the Staff, and informed them that there are no “special benefits to affiliates resulting from the conversion and/or merger” other than as disclosed in the Registration Statement. However, to improve and focus disclosure on those receiving benefits we have added information in the summary concerning disclosures made in more detail elsewhere, including cross references to those sections. Please see pages 10 and 22 of the Amendment.

We would like to emphasize to the Staff that it is not the position of the registrants that the APIE board members are affiliates of APSG, or will become affiliates of APSG as a result of the conversion and merger.

15.	Please include in your summary a chart showing your post-merger structure, including the relationship between APSG, APIE, and API Advisor, as well as all APSG and APIE subsidiaries.

After discussing this comment with the Staff, we have included the requested organizational chart reflecting post-merger structure in the Amendment. As noted in the chart, APSG will have no direct or indirect ownership in API Advisor and its inclusion in the chart is for illustration purposes only and should not be construed to suggest that API Advisor will be affiliated with APSG. Please see page 13 of the Amendment.

Securities and Exchange Commission

October 16, 2006

The Companies, page 8

16.	Please expand your discussion of the “management services” you provide to APIE in the first paragraph under this heading and disclose whether you provide these services to any other companies. Please also expand your discussion of the “brokerage and investment services” you provide and generally indicate the portion of your revenue attributable to each line of business.

We have included additional provisions in the Amendment expanding on our discussion of “management services” and “brokerage and investment services” including a disclosure of the percentage of APSG’s revenues attributable to each line of business for the year and six months ended December 31, 2005 and June 30, 2006, respectively. Please see page 10 of the Amendment.

17.	We note your disclosure that APIE has few or no employees, is managed by APSG through its wholly-owned subsidiary APMC Insurance Services, Inc. and is “wholly-owned by its subscriber physicians.” Please expand your disclosure to clearly indicate who currently controls APIE, naming any controlling subscribers and the basis for such control, including through board membership, ownership or other management through APMC.

In response to the Staff’s comment, we have expanded our disclosure on page 10 of the Amendment to add more information about APIE. We have also added a new section on the management of APIE that goes into detail on the control and ownership of APIE. Please see pages 92-96 of the Amendment.

18.	Refer to the first paragraph regarding APIE’s business. Describe the difference between a “subscriber” to the insurance exchange and “other healthcare providers.” In addition, explain the criteria the company uses in determining when to charge additional amounts to insureds for purposes of contributing to the exchange’s surplus.

We have revised the discussion as requested by the Staff to explain the difference between “subscriber” and “other health care providers.” We have also explained the criteria APIE used at the time it was charging additional amounts to insureds for contributions to surplus. Please note, as disclosed, that APIE has not required any such additional contributions since March 1992. Please see pages 11-12 of the Amendment.

Securities and Exchange Commission

October 16, 2006

19.	Please expand your discussion in the final paragraph on page 8 to explain what a “purchasing group” is and disclose why APIE is not subject to the rate and form regulations of the Texas Department of Insurance.

In response to the Staff’s comment, we have added an explanation of what a “purchasing group” is and described the rate and form regulations of the Texas Department of Insurance and why APIE is not subject to them. Please see page 10 of the Amendment.

The Merger, page 9

20.	Expand your discussion of the conversion rate to explain where the $14.28 originates.

In response to the Staff’s comment, we have added an explanation of how the per share amount of $14.28 originated on the cover page, and on pages 12 and 120-121 of the Amendment.

The Advisor Services Agreement, page 11

21.	Please expand your discussion under this heading to describe the anticipated ownership structure of API Advisory, LLC. Also, describe the advisory services API Advisor will provide and quantify all fees payable under this agreement.

We have expanded our discussion to describe the anticipated ownership structure of API Advisory, LLC and to clarify that neither APIC nor APSG have any ownership therein. We have also expanded our discussion in this section to describe the advisory services that will be provided and the fees payable in connection with the Advisory Services Agreement. Please see pages 15-16 and 146 of the Amendment.

Regulatory Matters, page 14

22.	Please continue to update your disclosure under this heading to describe any updates in the fairness hearing that the Texas Insurance Commissioner intends to hold. In addition, please disclose when you expect to know whether the transaction will require approval of the Arkansas Insurance Department.

In response to the Staff’s comments, we have added discussion regarding the fairness hearing held by the Texas Insurance Commissioner on September 13, 2006. We are not aware of whether the Texas Insurance Commissioner intends to hold additional hearings. We have also disclosed that APIE has been advised by legal counsel in Arkansas that approval by the Arkansas Insurance Department is not required for the conversion or merger. Please see pages 19 and 134 of the Amendment.

Securities and Exchange Commission

October 16, 2006

Risk Factors, page 18

23.	We note your reference in the introductory paragraph on page 18 to the “financial reports and other public information related to APIE filed with the Texas Department of Insurance.” Please note that all disclosure requirements set forth in Form S-4 and the Securities Act of 1933 generally regarding APIE must be satisfied through disclosure within the proxy/statement prospectus, rather than through reference to other sources. Please modify your disclosure as necessary to satisfy all Securities Act disclosure items within your filing.

In response to the Staff’s comment, we have removed any references that might indicate that APSG or APIE are incorporating any information by reference. We believe we will satisfy all required Securities Act disclosure items within our filing. Please see page 23 of the Amendment.

24.	We note, in addition, your guidance that readers should review APSG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and other reports, proxy statements and information filed by APSG with the SEC. Since you appear to have chosen not to incorporate any of the disclosure from these documents by reference, please be advised that you must include all relevant disclosure within the proxy statement/prospectus and remove the implication that a reader must review these documents for information not included in the S-4.

Please see the response to Comment 23. We have removed any language which might imply APSG is incorporating any information by reference.

Risks Relating to the Merger, page 18

The market price of APSG common stock may fluctuate and sales of APSG common stock, including sales of shares acquired in the exchange…, page 18

25.	Please explain the reference to a buy-back plan in the final sentence under this risk factor heading.

After further analysis it was determined that APSG could not support the suggestion that its repurchase plan has had or would have the impact indicated. Accordingly, we have deleted the reference to the plan in this risk factor. Please see page 23 of the Amendment. Also, please see page 40 of the Amendment for an expanded discussion of APSG’s share repurchase program.

Securities and Exchange Commission

October 16, 2006

Failure to complete the merger could negatively impact the share price of APSG common stock and the future business…, page 20

26.	Please expand your disclosure in the final bullet point under this risk factor heading to explain any anticipated “negative impacts on APIE’s premiums” that might result from the merger or otherwise.

In response to the Staff’s comment, we have expanded our disclosure under this risk factor. Please see page 25 of the Amendment.

Risks Relating to the Combined Company’s Operations, page 20

APSG’s Reliance on key executives, key personnel and key accounts could affect…, page 20

27.	Please name the executive personnel, key executives and key salespersons upon whom you rely. In addition, please remove mitigating language referring to employment agreements.

After further analysis, it was decided that the loss of any personnel or salespersons other than the named executives would not materially affect APSG’s operations, so we have removed the words “Key Personnel” from the title. Also, in response to the Staff’s comment, we have named the key executives and removed the mitigating language referring to employment agreements. Please see page 26 of the Amendment.

Anti-takeover provisions in APSG’s charter documents, APSG’s shareholder rights plan and Texas law…, page 21

28.	Please briefly describe each of the anti-takeover provisions to which your disclosure refers.

We have revised and expanded the disclosure of applicable anti-takeover provisions. Please see pages 26-27 of the Amendment.

Securities and Exchange Commission

October 16, 2006

APSG and APIE are exposed to interest rate and investment risk, page 23

29.	Please remove mitigating language from the fourth and fifth paragraphs under this risk factor heading related to the methods by which APIE controls risk.

In response to the Staff’s comment, we have removed the mitigating language. Please see pages 28-29 of the Amendment.

30.	Revise the first paragraph under this heading to describe specifically how interest rate fluctuations would affect APSG’s broker/dealer subsidiary. In addition, please revise the second paragraph under this heading to explain how a decline in the value of APSG’s debt and equity securities portfolio might occur.

We have revised our disclosure to address the Staff’s comments. Please see page 28 of the Amendment.

Market conditions could cause reinsurance to be more costly or unavailable for APIC, page 25

31.	Please explain whether your current reinsurance contracts will need to be renegotiated as a result of the change in control that will occur with the merger.

The reinsurance contracts will not need to be renegotiated and we have revised our disclosure to so indicate. Please see page 31 of the Amendment.

Information about APSG, page 28

APSG’s Insurance Services, page 28

32.	Disclose how APSG derives revenues from its insurance services, explaining what those services consist of and what the fees for those services are based upon. In addition, please describe or provide a cross-reference within the proxy statement/prospectus to a description of how revenues will be derived following the merger.

We have revised our disclosure to address the Staff’s comments. Please see page 34 of the Amendment.

Securities and Exchange Commission

October 16, 2006

APSG’s Financial Services, page 28

33.	Discuss whether the services described in the second sentence of the second paragraph under this heading account for a substantial portion of the revenues of APSG.

We have revised our disclosure to address the Staff’s comment. Please see pages 34-35 of the Amendment.

Competition, page 30

34.	Expand your disclosure to describe the methods by which you compete and to discuss the reasons for naming the companies identified as competitors. Specifically, discuss whether the companies named are of similar size or revenues as you.

We have revised our disclosure to address the Staff’s comments. Please see pages 36-37 of the Amendment.

Effect of Merger on Beneficial Owners of more than 5% of APSG’s Common Stock, page 33

35.	Please identify the natural persons who control the shares listed as owned by an entity.

We have discussed this comment with the Staff, and we have revised our disclosure to identify the natural persons we could determine through publicly available information. We also indicated where we could not determine the person or persons controlling the fund through publicly available information. Please see page 39 of the Amendment.

Share Repurchase Program, page 34

36.	Please describe in more detail the mechanics of the share repurchase program, including details of how you determine whether shares will be repurchased in open market or private transactions, how investors tender their shares, and whether you register such repurchases or rely upon an exemption from registration for such repurchases. In addition, please tell us whether your repurchase program is currently ongoing or has been suspended pending completion of the merger. Finally, please tell us how you identified the individuals from whom you purchased shares in private transactions.

Securities and Exchange Commission

October 16, 2006

We have expanded our description of the share repurchase program. As we have disclosed, APSG makes its open market stock repurchases in reliance upon the Rule 10b-18 safe harbor. APSG’s repurchases come from open market transactions and the following private transactions: (i) acceptances of shares owned by an optionee immediately prior to the exercise of an option in payment for the option exercise and (ii) consideration of unsolicited offers to sell shares to APSG, based on the price and APSG’s business needs at the time of offer. APSG gives priority in its repurchases to shares offered in option exercises, followed by open market purchases and finally unsolicited offers from shareholders. As mentioned, the individuals from whom APSG purchases shares in private transactions are identified because they contact the company. The repurchase program is ongoing; however, if the Staff believes it should be suspended, please advise us. Please see page 40 of the Amendment.

APSG Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Insurance Services, page 35

37.	Please revise to provide a more detailed description of the management fee that FMI receives from APIE. Explain how the management fee is calculated and why one portion of the fee is based on statutory earned premiums while another portion of the fee is based on a percentage of APIE’s statutory profits. Also, please clarify the meaning of the terms “statutory profits” and “statutory earned premiums.”

In response to the Staff’s comment, we have revised and expanded our discussion of the management fee and clarified the description, removing references to the industry terms which were undefined – “statutory profits” and “statutory earned premiums.” Please see pages 41-42 of the Amendment.

Financial Services, page 35

38.	Refer to the first bullet point under this heading. Please explain the term “public funds.” In addition, revise the second bullet point to clarify the meaning of “trade claim.”

After considering the Staff’s comments, we have deleted the reference to public funds, as it was not applicable, and we have defined “trade claim.” Please see page 42 of the Amendment.

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October 16, 2006

Results of Operations, page 37

39.	Expand your discussion in the first paragraph under this heading to describe specifically how the merger will affect the revenues of Insurance Services.

We have revised our disclosure to address the Staff’s comment. Please see pages 44-45 of the Amendment.

40.	In the final full paragraph on page 37, please revise the third sentence to explain how you lower the limits of liability on APIE’s insured physicians.

We have revised our disclosure to address the Staff’s comment. Please see page 45 of the Amendment.

First Six Months of 2006 Compared to First Six Months of 2005, page 38

41.	Please explain, in the second sentence of the second paragraph under this heading, the reason for the rate decreases and explain whether the resultant decrease in revenues is expected to continue or level off.

We have revised our disclosure to address the Staff’s comment. Please see page 45 of the Amendment.

42.	Please revise to explain what “pass-through commission revenue” is and explain why there were lower written premiums for new business for the current quarter. Explain why payments to third party agents increased.

We have revised our disclosure to address the Staff’s comment. Please see page 46 of the Amendment.

43.	Provide more detail about the decrease in certain renewals and discontinuation of the high risk management program that lead to the 39% and 40% decrease in risk management fees. Specifically, explain why there were fewer renewals and why the program was discontinued.

We have revised our disclosure to address the Staff’s comment. Please see page 46 of the Amendment.

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October 16, 2006

44.	Please revise your disclosure in the final carry-over paragraph on page 38 to explain what was entailed in the “overhaul” of APSG’s policy claims software.

We have revised our disclosure to address the Staff’s comment. Please see page 46 of the Amendment.

45.	Revise the disclosure under “Financial Services” on page 39 to describe in more detail the “ramping up of the business” that led to such dramatic revenue increases. We note that you hired an investment manager and that APS clearing accounted for approximately half of the increase attributable to this ramping up, but your disclosure should also describe specifically the reasons for the remaining increase.

We have revised our disclosure to address the Staff’s comment. Please see page 47 of the Amendment.

46.	Please explain the reference to “performance-related forgivable loans” in the second full paragraph on page 39.

We have revised our disclosure to address the Staff’s comment. Please see page 47 of the Amendment.

47.	Refer to the final carry-over paragraph on page 39. Please identify the party to whom a severance payment was made in 2005 and who has since been retained by you as a tax consultant.

We have revised our disclosure to address the Staff’s comment and identify this person as Duane Boyd. Please see page 47 of the Amendment.

2005 Compared to 2004, page 40

48.	Throughout your discussion, please provide more details about the reasons behind the changes in operating measures from period to period. The following are examples of changes that require additional explanation:

•	Why was there a lower number of renewals leading to a decrease in risk management fees, and a decline in new business written during the year, as described in the carry-over paragraph at the top of page 41;

•	Why did APSG receive no profit sharing from 2005 in 2005, as described in the fourth paragraph on page 43;

Securities and Exchange Commission

October 16, 2006

•	Why did APSG have much larger gains on investments, leading to higher tax liability, as described in the fourth paragraph on page 43;

Review your disclosure throughout MD&A to ensure that all changes are explained in sufficient detail.

We have revised our disclosure to address the Staff’s comment. First, renewals for the risk management program were lower due to an improved claims environment following tort reform legislation enacted in 2003, leading to less need for our risk management services. In response to the second bullet point, the 2005 profit sharing was received in January 2006. Whether or not APSG receives any cash from APIE for profit sharing in the year it was earned typically is simply a timing issue. The higher tax liability in 2005 was the result of a decision to liquidate APSG’s investment in HealthTronics common stock, resulting in a 74% decrease in the number of shares of common stock owned which created gains of approximately $3,000,000. We expanded our disclosure regarding these items and others, on pages 48-51 of the Amendment.

Liquidity and Capital Resources, page 46

49.	Refer to the third paragraph under this heading. Please explain how the amounts set forth in parts (1) – (3) of the final sentence relate to the $17,322,000 net working capital amount disclosed in the first paragraph under this heading.

We have clarified the difference between the $17,322,000 net working capital amount and its liquidity position. Please see page 54 of the Amendment.

Management of APSG, page 50

Summary Compensation Table, page 53

50.	Refer to footnote (3) to the compensation table. Please disclose why the amounts paid in connection with the sale of APSG’s interest in HealthTronics are not included in the table.

We have revised our disclosure to address the Staff’s comment. Please see page 61 of the Amendment.

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October 16, 2006

Employment Agreements, page 55

51.	Please revise to disclose the provisions relating to performance bonuses in the employment agreements for each of Mr. Shifrin, Mr. Magids, and Mr. Hayes.

We have revised our disclosure to address the Staff’s comment. Please see pages 63-64 of the Amendment.

Information about APIE, page 63

52.	Revise to describe how APIE derives and recognizes revenues. Please specifically address how revenues are recognized in light of APIE’s need to maintain a significant reserve for potential claims. In addition, address specifically how your investment portfolio factors into your business.

We have revised our disclosures to address the Staff’s comments. Please see pages 71-72 of the Amendment.

53.	Please indicate whether APIE has any policies or guidelines it uses in determining whether to issue insurance to an individual or entity, including risk characteristics that are considered acceptable and those that are not. Please also describe whether pricing depends upon certain risk scores or other factors of this nature.

We have revised our disclosures to address the Staff’s comments. Please see pages 71-72 of the Amendment.

Relationship with Attorney-in-Fact, page 64

54.	Please quantify the amount of fees paid under the management agreement for each period covered by the financial statements included within the prospectus.

We have revised our disclosure to address the Staff’s comment. Please see page 73 of the Amendment.

Securities and Exchange Commission

October 16, 2006

Competition, page 65

55.	Expand your disclosure to describe the methods by which APIE competes and to discuss the reasons for naming the companies identified as competitors. Specifically, discuss whether the companies named are of similar size or revenues as APIE.

We have revised and expanded our disclosures to address the Staff’s comments. Please see pages 73-74 of the Amendment.

APIE Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Critical Accounting Policies, page 67

56.	Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to your reserve for reinsurance contracts and loss reserves could have a material impact on your financial statements. Please revise accordingly and refer to SEC Release 33-8350.

We have discussed this comment with the Staff and revised our disclosures accordingly. Please see pages 76-81 of the Amendment.

Results of Operations, page 69

Overview and Business Outlook, page 69

57.	Please revise the first paragraph to clarify why rate increases in 2005 and the first half of 2006 lowered gross premiums and maintenance fees.

Rates actually decreased in 2005 and the first half of 2006. Therefore, we feel the current disclosure is adequate. Please see page 81 of the amendment.

58.	Please revise the last sentence of the third paragraph under this heading to define “ALAE expense” and explain why it will “trend higher.”

We have revised our disclosure to address the Staff’s comment. “ALAE expense” is “loss adjustment expense.” Please see pages 81-82 of the Amendment.

Securities and Exchange Commission

October 16, 2006

59.	Please provide more details about the reasons behind the changes in operating measures from period to period. The following are examples of changes that require additional explanation:

•	Decrease in loss adjustment expense, in the fifth paragraph on page 70;

•	Increase in tail coverage premiums written, in the fourth paragraph on page 71.

Review your disclosure throughout MD&A to ensure that all changes are explained in sufficient detail.

We have revised our disclosure to address the Staff’s comment. We expanded our disclosure regarding these items and others, on pages 81-82 of the Amendment.

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005, page 70

60.	Please explain, in the penultimate sentence of the second paragraph under this heading, what you mean when you say that APIE assumed “10% retention in the excess reinsurance layer for the 2006 treaty year.”

We have revised our disclosure to address the Staff’s comment. Please see pages 82-83 of the Amendment.

2005 Compared to 2004, page 72

61.	Please revise your disclosure in the first paragraph on page 73 to explain why an increase in claims filed caused existing claims to be more difficult to settle.

We have revised our disclosure to address the Staff’s comment. Please see page 86 of the Amendment.

Securities and Exchange Commission

October 16, 2006

Liquidity and Capital Resources and Financial Condition, page 75

62.	We note your disclosure in the fourth paragraph on page 76 that APIE expects to continue to fund its continuing operations through premiums written and investment income. In light of the fact that you appear to have in excess of $41 million of expected liability in 2006, and your cash flow for 2005 was $12,700,000, please expand your discussion to address how you expect to meet your short-term liquidity needs from operations.

We have expanded our disclosure as requested. While APIE anticipates claim payouts for the 2006 year to be approximately $41,400,000, it has the ability to fund these claims from current premiums, investment income revenue and the sale of bonds from its investment portfolio. Please see pages 88-89 of the Amendment.

The APSG Meeting, page 79

Vote Required, page 80

63.	It appears that APSG shareholders may vote by using the Internet. Please provide us with screen shots for each of the screens a stockholder could view during the online voting process. Alternatively, please provide a password so that we can view the voting website. Provide similar information for APIE’s online voting procedures.

We have discussed this comment with the Staff. With respect to online voting for APSG shareholders, ADP, the operator of www.proxyvote.com, the website through which APSG shareholders may vote online, has informed us that they will provide us with a password with which to access an online proxy on the site when we notify them of the date and record date of the APSG special meeting. We will provide this information to the Staff when we receive it. APIE subscribers will be able to use www.voteproxy.com to vote online, but the website is not yet set up for the APIE vote. We will notify the Staff as soon as the APIE website is operative. In the meantime, we have provided the Staff with a password (00124272727) with which to access a generic sample online proxy.

Securities and Exchange Commission

October 16, 2006

Voting of Proxies, page 80

64.	Please provide specific voting instructions for each method of voting. Provide similar disclosure with respect to the voting procedures for APIE policyholders.

We have revised our disclosure to address the Staff’s comment. Please see page 99 for a discussion of how APSG shareholders may vote via mail, the telephone or the Internet. Please see pages 98-99 for a discussion of how APIE subscribers may vote via mail, the telephone or the Internet.

Miscellaneous, page 81

65.	We note a proposal may be introduced to adjourn or postpone the meeting, and recognize that this proposal may be introduced for the purpose of soliciting additional proxies. Discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on postponement or adjournment of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Revise the disclosure and provide a separate voting box on the proxy card so that security holders may decide whether to grant a proxy to vote in favor of postponement or adjournment of the meeting for the solicitation of additional proxies.

The boards of directors of APSG and APIE have announced that one of the purposes of their respective meetings is to transact such other business as may properly come before the special meeting or any adjournments or postponements thereof. In addition, we have added a separate voting box on each of the APSG and the APIE proxy card allowing voters to decide whether to grant a proxy to vote in favor of postponement or adjournment of the meeting for the solicitation of additional proxies. Please see Exhibits 99.1 and 99.2 to the Amendment.

Securities and Exchange Commission

October 16, 2006

The Conversion, page 85

66.	Please describe the conversion consideration in more detail. Expand the description of each category of policyholders that will receive consideration in the conversion and further explain the interest represented by a refundable deposit certificate. Finally, discuss surplus contributions and clarify how they affect the rights of policyholders in the conversion.

We have revised the section on “Conversion Consideration” to address the Staff’s comments. Please see pages 103-104 of the Amendment.

We have also added disclosures in this section and other appropriate sections to clarify that the merger is an element of the Plan of Conversion and not an independent transaction to be separately considered. Similarly, we have expanded the disclosures to clarify that the conversion consideration will not actually be received by the eligible policyholders and holders of refundable deposit certificates given that the conversion consideration is immediately converted into the merger consideration. Please see pages 103-104 of the Amendment. In essence, the Plan of Conversion extinguishes the rights of eligible policyholders and refundable deposit certificate holders in APIE in exchange for common and preferred stock of APSG, as this is the only possible result if the Plan of Conversion is approved by APIE subscribers and the issuance of APSG common stock in the merger is approved by APSG shareholders. We were of the opinion that result should be more clearly stated.

Recommendation of the APIE Board of Directors, page 87

67.	Please revise to describe the 3% cumulative dividend that will be paid on the shares of APSG Series A redeemable preferred stock and APIC Series A redeemable preferred stock. Disclose the date of the dividend and the source of funds for the dividend. Also, please clarify the meaning of “cumulative dividend.”

In response to the Staff’s comment, we have expanded our discussion of the 3% cumulative dividend that will be paid on the shares of APSG Series A redeemable preferred stock and have also defined “cumulative dividend.” Please see page 105 of the Amendment.

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October 16, 2006

The Merger, page 88

68.	Please revise to specifically discuss any alternative transactions considered by either company, and the reasons the board of the relevant company rejected such alternatives. If no alternatives were considered, please disclose this fact and explain why.

In response to the Staff’s comment, please see page 111 describing the reasons why neither the APSG board nor the APIE board considered any alternative transactions.

69.	Please revise your disclosure in the final carry-over paragraph on page 88 to identify the APIE board members who approached APIE and identify the parties at APSG whom they approached.

We have revised our disclosure to address the Staff’s comment. Please see pages 106-107 of the Amendment.

70.	Refer to the first full paragraph on page 89. Please explain whether Mr. Shifrin was appointed by the board as its representative in discussions and negotiations with APIE. In addition, please specify the dates of each board meeting at which Mr. Shifrin provided “updates” and describe the content of the discussions at those meetings.

We have revised our disclosures to address the Staff’s comments. As disclosed on page 107, Mr. Shifrin was appointed by the board as its representative in discussions and negotiations with APIE. Also, the disclosure on pages 107-111 specifies the dates of and describes the board meetings at which Mr. Shifrin provided updates.

71.	Please revise the final carry-over paragraph on page 89 to disclose which party proposed the initial term sheet and how the proposed conversion/merger structure was crafted.

We have revised our disclosure to address the Staff’s comment. Please see pages 107-108 of the Amendment, describing the process by which the parties came about an initial term sheet.

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October 16, 2006

72.	Please revise the fifth paragraph on page 90 to disclose what alternative treatments of the refundable deposit-holders were discussed and provide the reasons for rejecting each alternative.

We have revised our disclosure to address the Staff’s comment. Please see pages 108-110 of the Amendment.

73.	Refer to the last paragraph on page 90, which indicates why the APSG board decided not to hire an independent financial advisor. Please also disclose the reasons why the APSG board did not hire its own tax advisor.

We have revised our disclosure to address the Staff’s comment. Please see page 109 of the Amendment.

74.	We note that your summary of the merger discussions does not address the amendment to APSG’s incentive and non-qualified stock option plan that is a separate item on your proxy card. Please revise to discuss how and when this topic became a part of the merger discussions.

After discussing this comment with the Staff, we have added a Q&A on the amendments to APSG’s incentive and non-qualified stock option plan, as well as more background regarding the decision of the APSG board to propose amendments to the incentive and non-qualified stock option plan and how these amendments relate to the merger discussions. In addition, when we filed the Registration Statement, we inadvertently omitted mention of a second amendment to APSG’s incentive and non-qualified stock option plan, which would eliminate a provision allowing APSG to exchange or buy out any previously granted stock options at any time. The APSG board approved this amendment because provisions of this type in stock option plans have come to be viewed by some investors as giving special advantages to option holders not enjoyed by other shareholders and the board believes that it should be eliminated. See pages 3, 4, 110, 111 and 147.

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October 16, 2006

APIE Considerations Relating to the Merger and the Share Issuance, page 92

75.	We note that one of the factors the board considered was that APIE policyholders will hold approximately 43% of APSG’s common stock following the merger. Please revise to clarify whether the board viewed this factor as a positive or a negative result for APIE stockholders and the reasons for the board’s conclusion. Discuss whether the board considered the dilutive effect of the merger on APIE stockholders.

We have revised our disclosure to address the Staff’s first comment. Please see page 112 of the Amendment. Since there are no APIE “stockholders,” just policyholders whose interest in APIE is the coverage under their respective policies, there will not be any dilutive effect of the merger on APIE policyholders. Therefore, APIE did not consider possible dilution relevant and did not consider it.

APSG Considerations Relating to the Merger and the Share Issuance, page 94

76.	Please revise the second and fourth bullet points to quantify the expected benefits and discuss the reasons that the merger is expected to provide these results. If the board did not quantify these factors, please disclose the reasons why it did not.

We have revised our disclosure to address the Staff’s comment. Please see page 113 of the Amendment.

77.	Please revise the second negative factor to discuss how APSG’s risk is expected to change after the merger, in light of its significant current revenue exposure associated with APIE’s business under its management agreement.

We have revised our disclosure to address the Staff’s comment. Please see page 113 of the Amendment.

Opinion of APIE’s Financial Advisor, page 95

78.	Please highlight the fact that the opinion does not address the fairness of the transaction to refundable deposit-holders.

In response to the Staff’s comment, we have added a sentence to the discussion of the opinion of APIE’s financial advisor specifically stating that “Raymond James’ opinion does not address the fairness of consideration to be received by holders of refundable deposit certificates.” We have also clarified this point in the Q&A section of the Amendment. Please see pages 2 and 114-119 of the Amendment.

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October 16, 2006

79.	Please expand the disclosure to present your summary of the financial advisors’ analyses in tabular form. Tabular presentations aid the understanding of complex information by providing an organized way to digest summarized items. Long and dense narrative disclosure alone, no matter how concise, is often less effective than carefully constructed tables accompanied by clear explanations.

We have expanded our disclosures to present summaries of the financial advisors’ analyses in tabular form with respect to each of the four analyses performed by Raymond James. Please see pages 117-121 of the Amendment.

80.	Please revise to disclose the amount of the financial advisor’s fee, if any, that is payable upon completion of the merger.

We have revised the disclosure to clarify that $50,000 of the financial advisors’ fee is payable on December 31, 2006, or upon completion of the merger, whichever occurs first. Please see page 119 of the Amendment.

Please note that none of the financial advisors’ fee is contingent upon consummation of the merger.

Material United States Federal Income Tax Consequences of the Conversion and Merger, page 109

81.	We note that Deloitte Tax LLP has opined that the conversion and the merger “should” each be treated as reorganization under section 368(a) of the Internal Revenue Code. Please revise the disclosure to explain why Deloitte cannot give an unqualified opinion and describe the degree of uncertainty in the opinion. Also, please expand the risk factor on page 20 to further highlight the uncertainty in the tax opinion and the related risks to investors.

We have consulted with Deloitte Tax LLP related to this comment and have revised the disclosure to explain why Deloitte cannot give an unqualified opinion. Please see pages 130-131 of the Amendment.

With respect to the Staff’s request to “describe the degree of uncertainty in the opinion,” we do not believe that this is practical or even possible. Any attempt to quantify the degree of uncertainty would be largely speculation.

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October 16, 2006

As requested, we have also expanded the corresponding risk factor to further highlight the uncertainty in the tax opinion and the related risks to investors. Please see page 25 of the Amendment.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Adjustments Related to the Merger pages 118 to 120

82.	We note that you have disclosed in your filing that because the exchange ratio is based upon a number of components, several of which cannot yet be determined, that you are not able to determine the number of shares of APSG common and Series A redeemable preferred stock that will be issued pursuant to the conversion and merger. However, it appears that you have made certain assumptions to be able to determine the number of shares that will be issued for purposes of providing pro forma financial information. Please help us to understand the nature of the components that have the ability to impact the number of shares issued and what potential impact this can have on the relative ownership of APSG between former APIC common shareholders and current APSG shareholders. Please explain how the market price of APSG common stock may impact the merger transaction. Additionally, expand your disclosure of these matters throughout the filing, as appropriate, and disclose the key assumptions made in determining the number of APSG shares to be issued.

In response to the Staff’s comment, we have expanded our disclosure to describe the factors and assumptions that went into calculating the pro forma financial statements, given that the exchange ratio is based upon a number of components, several of which cannot be determined until the effective time of the conversion and the merger. We expanded our discussion of the nature of the components that may impact the number of shares issued.

One component is the current value of payments that must be made by APSG to comply with the mandatory redemption features of the APIC Series A redeemable preferred stock issued pursuant to the conversion, since this amount will be subtracted from the purchase price before the exchange ratio of APSG common shares for APIC common shares is calculated. We have clarified that this current value of payments will be based on a discounted present value of the outstanding balance of unreturned surplus on APIE’s books. As of June 30, 2006, the outstanding balance was $10,328,000 and the discounted present value of this amount was determined to be $9,212,000. Since payments on the refundable surplus are made only in limited circumstances, prior to the annual distribution proscribed by the Texas Department of Insurance, the amount of refundable surplus at closing is not expected to vary materially from $9,212,000.

Securities and Exchange Commission

October 16, 2006

The other variable is the exchange ratio of APSG common shares for APIC common shares. It cannot be determined until the effective time of the merger because it is based upon the market price of the APSG common stock for the twenty consecutive trading days ending on the business day immediately prior to the effective time of the merger. However, in order to disclose the potential impact this exchange ratio can have on the relative ownership of APSG between former APIC common shareholders and current APSG shareholders, we have included tables on the cover page, and on pages 121 and 142-144 showing the impact of the market price of APSG common stock on the merger transaction and disclosing a range of potential exchange ratios, APSG common shares to be issued and the resulting percentage ownership of APSG by APIC common shareholders.

We have expanded our disclosure to clearly state the key assumptions on which the pro forma adjustments are based. Please see page 141 of the Amendment.

83.	Considering the guidance in paragraph 22 of SFAS 141, please explain how any changes in the number of common and Series A redeemable preferred stock in accordance with the terms disclosed on page 99 would impact the purchase price and related allocation. Also, please revise the range of pro forma shares outstanding in Note 6 based upon the potential outcomes with a related range for pro forma earnings per share.

After discussing this comment with the Staff, we have expanded our disclosure to describe in detail the impact of any changes in the number of common and Series A redeemable preferred stock issued in the conversion and/or on the purchase price and related allocation of shares to the APIE policyholders and holders of refundable deposit certificates. This is discussed in our response to the Staff’s Comment 82 and on the cover page and pages 121 and 142-144 of the Amendment.

84.	Regarding Note (1), it appears that you have made a summary adjustment to bring the net assets of APIC up to fair value. Please provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of APIC at the date of the merger transaction. Where possible, give consideration to disclosing the sources of relevant information and key assumptions considered in determining the fair value of these specific accounts. Reference is made to paragraphs 35 to 36 and paragraph 51 of SFAS 141.

After discussing this comment with the Staff, instead of adding a condensed balance sheet, we have added a textual description under Note 5(l) to address this comment because only a single asset of APIC was adjusted to fair value (a receivable). Furthermore, based on

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discussions with the Staff, we considered whether any APIE intangible assets that could result from the merger should be separately identified in accordance with SFAS 141. We have concluded that there are none and described the reasons therefore in the new textual disclosure. Please see pages 140-142 of the Amendment.

Interests of Certain Persons in the Merger

Advisory Services Agreement, page 122

85.	Please identify the members of the APIE board that own API Advisor, or revise to clarify that each of the current board members, holds an interest. Also, please quantify the percentage interest held by each board member.

We have confirmed that API Advisor will be owned in equal interests by each member of the current board of directors of APIE, and have revised the disclosures to reflect these facts. Please see page 146 of the Amendment.

86.	Please disclose the amount of fees that APIC will pay API Advisor under the terms of the agreement.

The Advisory Services Agreement provides that API Advisor is only reimbursed certain out-of-pocket costs and compensation costs paid by it and that APIC will separately, directly compensate the advisory directors made available by API Advisor under the Advisory Services Agreement. We have expanded the disclosures to describe these reimbursement obligations. Please see page 146 of the Amendment.

87.	In the final paragraph on page 123, please quantify each of the fees that will be paid directly to certain directors for certain advisory services, identifying each such director.

We have added disclosures describing the per meeting fees for board and committee meetings. Please note that the fees are payable on a per meeting basis and may vary amongst directors depending on the number of board and committee positions held and the frequency of meetings. We cannot provide the requested disclosure of the names since membership on these committees has not yet been determined. However, we have described the methodology regarding the information you are requesting, and explained that the committee members will be selected based on the vote of a majority of the board of directors of APIC. Please see page 146 of the Amendment.

Securities and Exchange Commission

October 16, 2006

Financial Statements

Notes to Condensed Consolidated Financial Statements of APSG, pages F-8 to F-16

88.	Since the APSG board approved the merger agreement on May 30, 2006, please update the disclosure within the notes to your interim financial statements to address the plan of merger.

APSG had originally included disclosures concerning the plan of merger in Note 9 to the condensed consolidated financial statements. In response to the Staff’s comments, APSG has added a new footnote (15) with additional disclosure concerning the plan of merger as well as the subsequent amendment thereto which occurred subsequent to June 30, 2006. Please see page F-16 of the Amendment.

Report of Independent Registered Public Accounting Firm, page F-17

89.	We note that the first paragraph of the report indicates that your auditors audited the related statements of stockholders’ equity and comprehensive income (loss) for each of the three years in the period ended December 31, 2005. However, we note that the financial statements do not include those respective statements. Please amend your filing to address this inconsistency and to meet the requirements of Rule 3-04 of Regulation S-X.

In response to the Staff’s comment, we have added this financial statement to our disclosure. Please see page F-22 of the Amendment.

Consolidated Statement of Income, page F-20

90.	In your amended filing, please present earnings per share information on the face of the income statement in accordance with paragraphs 36 to 38 of SFAS 128.

In response to the Staff’s comment, we have expanded our disclosure to include present earnings per share information on the face of the income statement. Please see page F-21 of the Amendment.

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October 16, 2006

Management Fees and Other Receivables, pages F-26 to F-27

91.	We note that amounts reported in your summarized financial information for APIE appear to be inconsistent with those amounts you have reported within the included APIE financial statements. Please revise in your amended filing or advise.

In response to the Staff’s comment, we have revised our disclosure to reflect the correct management fee amounts. Please see pages F-29 and F-30 of the Amendment.

Marketable Securities, page F-29

92.	It is generally unusual for a diversified portfolio of equity securities to not suffer any gross unrealized losses. From the table you have provided it appears that you do not have any gross unrealized losses on your equity portfolio in either 2005 or 2004. Please confirm our understanding and advise, as appropriate.

The reason that there are not any gross unrealized losses on our equity portfolio in either 2004 or 2005 is because APSG’s equity portfolio is not diversified. Our investment portfolio consists primarily of bonds. We had only four equity securities in the portfolio at December 31, 2005 and only three equity securities at December 31, 2004. The market value of each equity security exceeded our adjusted cost at both dates. Please see Note 7 to APSG’s financial statements for the six months ended June 30, 2006, on page F-9 of the Amendment.

Annex C – Draft Tax Opinion

93.	We note that you have filed a “draft” tax opinion. Because the receipt of the opinion is a waivable condition to completion of the merger, please confirm that you will file a final executed form of tax opinion before requesting acceleration of effectiveness of your filing.

We confirm that we will file a final executed form of tax opinion before requesting acceleration of effectiveness of the Registration Statement.

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October 16, 2006

94.	Refer to page C-6 of the tax opinion. We note your tax advisor’s statement following the paragraphs numbered (I) and (II) that “Upon [the issuance of APIC shares in connection with the conversion], all Policyholder Interests and all other rights of all Policyholders (except for the rights of Policyholders arising under their insurance policies) in APIC will be extinguished” (emphasis added). Since it is APIE that will cease to exist as a result of the conversion, we do not understand your conclusion that policyholders’ interests in APIC will be extinguished. Please revise or advise.

We concur with the Staff’s comment. The reference to “APIC” should have been to “APIE” and the tax opinion was revised accordingly. Please see page C-6 of the Amendment.

95.	We note your tax advisor’s reference to a “Top-Up Option” and a “Back-Stop Provision” in the second paragraph under “Limitations on the Scope of this Opinion” on page C-24. Please explain these terms to us and tell us why your tax advisor has carved out these provisions from the tax opinion.

We have discussed this comment with Deloitte Tax LLP and confirmed that the referenced provisions to a “Top-Up Option” and a “Back-Stop Provision” are not applicable. Accordingly, the tax opinion has been revised to delete these provisions. Please see page C-24 of the Amendment.

96.	Refer to the limitations on the scope of the opinion, on page C-24. The statement that the opinion is solely for the benefit of APIE is not appropriate because it suggests that investors may not be able to rely on the tax opinion. Please provide a revised opinion that omits the limitation on reliance.

We have discussed the Staff’s comment with Deloitte Tax LLP and confirmed that these limitations are not appropriate. Accordingly, the tax opinion has been revised to delete these statements. Please see page C-24 of the Amendment.

Part II

Item 22. Undertakings

97.	Please supply the undertakings required by Item 512(a)(5) of Regulation S-K and Item 22(b) of Form S-4.

We have revised our disclosure to address the Staff’s comment and add all of the required undertakings. Please see pages II-3 –II-4 of the Amendment.

Securities and Exchange Commission

October 16, 2006

Exhibits

98.	Please file consents of Messrs. Peche and Knight to be named as nominees to the APSG board of directors.

In response to the Staff’s comment, we have filed as Exhibits 99.4 and 99.5 consents of Messrs. Peche and Knight, consenting to be named in the Registration Statement, including in any amendment or supplement to any prospectus included in such Registration Statement, any amendment to such Registration Statement or any subsequent Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933. Please see Exhibits 99.4 and 99.5 to the Amendment.

99.	Please file the consent of Raymond James & Associates, Inc.

This was previously filed. Please see Exhibit 99.3 to the Amendment. We request clarification of this request if the Staff feels this requirement has not been met.

100.	Please file your legal opinion with your next amendment or provide a draft of the opinion for us to review.

In response to the Staff’s comment, we have filed as Exhibit 5.1 an unsigned form of an opinion of Akin Gump Strauss Hauer & Feld LLP regarding the legality of the APSG securities being registered. In addition, we have filed as Exhibit 5.2 an unsigned form of an opinion of Graves Dougherty Hearon & Moody, P.C. regarding the legality of the APIC securities being registered. Please see Exhibits 5.1 and 5.2 to the Amendment.

Exhibit 23.1

101.	In an amended filing, please have your auditors specifically identify the date of the report to which they provide their consent for use.

We feel the dates of the reports with respect to which the auditors give their consents is clearly indicated on such consents, filed as Exhibits 23.1 and 23.2. We request clarification on what information the Staff would prefer in this regard.

By copy of this letter to you, we are providing two marked copies of the Amendment reflecting the changes made to the disclosure since our filing of the Registration Statement on August 31, 2006, as well as copies of the information that we referenced in this letter that we are supplementally providing to the Staff. Please do not hesitate to contact me if you require

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additional marked copies. In addition, should you have any questions regarding this letter or our responses to your comments, please contact me at (512) 499-6296.

Very truly yours,

/s/ Timothy L. LaFrey, esq.
Timothy L. LaFrey, esq.
Akin Gump Strauss Hauer & Feld LLP

Enclosures

C:	Mr. Kenneth S. Shifrin
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746-6550

Clarke Heidrick, esq.
Graves, Dougherty, Hearon & Moody, P.C.
401 Congress Avenue, Suite 2200
Austin, TX 78701